SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30425; 812-13989]

Krane Funds Advisors LLC., et al.; Notice of Application

March 14, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act

of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and

rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections

17(a)(1) and (a)(2) of the Act, and under section 12(d)(1)(J) for an exemption from sections

12(d)(1)(A) and 12(d)(1)(B) of the Act.

Applicants: Krane Funds Advisors LLC ("Adviser"), KraneShares Trust ("Trust") and SEI

Investments Distribution Company ("Distributor").

Summary of Application: Applicants request an order that permits: (a) certain open-end

management investment companies or series thereof to issue shares ("Shares") redeemable in

large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur

at negotiated market prices; (c) certain series to pay redemption proceeds, under certain

circumstances, more than seven days from the tender of Shares for redemption; (d) certain

affiliated persons of the series to deposit securities into, and receive securities from, the series in

connection with the purchase and redemption of Creation Units; and (e) certain registered

management investment companies and unit investment trusts outside of the same group of

investment companies as the series to acquire Shares.

Filing Dates: The application was filed on December 8, 2011, and amended on June 5, 2012,

November 9, 2012 and March 5, 2013.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on April 5, 2013, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F

Street, NE, Washington, DC 20549-1090. Adviser and Trust, 1350 Avenue of the Americas, 2nd

Floor, New York, NY 10019 and Distributor, One Freedom Valley Drive, Oaks, PA 19456.

For Further Information Contact: Jaea F. Hahn, Senior Counsel, at (202) 551-6870 or Jennifer L.

Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of

Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.   The Trust is registered as an open-end management investment company under

the Act and organized as a Delaware statutory trust. The Trust will initially offer one series, the

Krane Shares Dow Jones China Select Dividend ETF ("Initial Fund") whose performance will correspond generally to the price and yield performance of a particular index comprised solely of securities ("Underlying Index").[1]

2.   Applicants request that the order apply to the Initial Fund and any future series of the Trust and any other future open-end management investment companies, or series thereof, that are advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser (together, the "Adviser"), and comply with the terms and conditions of the application ("Future Funds," and together with the Initial Fund, the "Funds").[2] Each Fund will hold certain equity and/or fixed income securities ("Portfolio Securities") and other financial instruments, assets and positions selected to correspond before fees and expenses generally to the price and yield performance of an Underlying Index (the Portfolio Securities, together with such other instruments, the "Portfolio Investments") .[3] No entity that creates, compiles, sponsors or maintains an Underlying Index ("Index Provider") is or will be an affiliated person, as defined in section 2(a)(3) of the Act, or an affiliated person of an affiliated person of the Trust, a Fund, or a promoter, the Adviser, a Subadviser or the Distributor of the Trust or Funds.

3.   Funds may be based on Underlying Indexes comprised of domestic equity securities ("Domestic Equity Funds"), foreign equity securities ("Foreign Equity Funds"), domestic fixed income securities ("Domestic Fixed Income Funds"), foreign fixed income

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[1]   The Underlying Index for the Initial Fund is the Dow Jones China Select Dividend Index.

[2]   All existing entities that currently intend to rely on the order are named as applicants. Any other existing or future entity that relies on the order will comply with the terms and conditions of the application. An Acquiring Fund (as defined below) may rely on the order only to invest in the Funds and not in any other registered investment company.

[3]   Applicants anticipate that many, if not all, of the Foreign Funds and Global Funds (each defined below) will invest a portion of their assets in Depositary Receipts (as defined below) representing the component securities of their respective Underlying Indexes ("Component Securities"). Depositary Receipts are typically issued by a financial institution, a "Depository," and evidence ownership in a security or pool of securities that have been deposited with the Depository. No affiliated persons of applicants, any Fund, or any Subadviser (as defined below) will serve as Depository for any Depositary Receipts held by a Fund.

securities ("Foreign Fixed Income Funds"), or some combination thereof.[4] Certain Underlying

Indexes will include only long positions in component securities ("Standard Index" and Funds

based on them, "Standard Funds"). An Underlying Index's Component Securities may include

both long and Short Positions[5] (such an index, a "Long/Short Index"). Funds based on

Long/Short Indexes are "Long/Short Funds." Funds based on an Underlying Index that uses a

130/30 investment strategy ("130/30 Index") are "130/30 Funds."

4.　　The Adviser is registered as an investment adviser under the Investment Advisers

Act of 1940 ("Advisers Act") and will serve as investment adviser to the Funds. The Adviser

may enter into sub-advisory agreements with additional investment advisers to act as subadvisers

to a Fund (each, a "Subadviser"). Any Subadviser will be registered under the Advisers Act or

not subject to such registration. The Distributor is a broker-dealer registered under the Securities

Exchange Act of 1934 ("Exchange Act"). The Distributor will serve as the distributor and

principal underwriter of the Shares of Funds. The Distributor is not and will not be affiliated

with any exchange on which Shares are listed.

5.　　The investment objective of each Fund will be to provide investment returns that

correspond, before fees and expenses, to the price and yield performance of its Underlying

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[4]　Funds that invest in both domestic and foreign equity, or both domestic and foreign fixed income, securities are "Global Equity Funds," or "Global Fixed Income Funds", respectively. Funds that invest in both equity and fixed income securities are "Mixed Funds" and may be Domestic Mixed Funds, Foreign Mixed Funds or Global Mixed Funds. That portion of a Global Fund that invests in domestic securities will comply with the requirements applicable to Domestic Equity and/or Domestic Fixed Income Funds, as applicable, and that portion that invests in foreign securities will comply with the requirements applicable to Foreign Equity and/or Foreign Fixed Income Funds, as applicable. Similarly, that portion of a Mixed Fund that invests in equity securities will comply with the requirements applicable to equity securities of the type held, and that portion of a Mixed Fund that invests in fixed income securities will comply with the requirements applicable to fixed-income securities of the type held. Domestic Equity, Fixed Income, and Mixed Funds are referred to collectively as "Domestic Funds"; Foreign Equity, Fixed Income and Mixed Funds are referred to collectively as "Foreign Funds"; and Global Equity, Fixed Income and Mixed Funds are referred to collectively as "Global Funds".

[5]　"Short Positions" include short sales and other short positions and may refer either to (i) Component Securities that are short positions ("Component Security Short Positions") or (ii) a Fund's holdings in its Asset Basket that are short positions representative of the Component Security Short Positions, as the context may require.

Index.[6] A Fund will utilize either a replication or representative sampling strategy to track its

Underlying Index. A Fund that utilizes a representative sampling strategy will hold a basket of

Component Securities, but may not hold all of the Component Securities of the Underlying Index

(a Fund that uses a replication strategy invests in substantially all of the Component Securities in

the same approximate proportion as they appear in the Underlying Index).[7] Applicants state that

a Fund using the representative sampling strategy may not track its Underlying Index with the

same degree of accuracy as would a Fund that invests in every Component Security of the

Underlying Index. Applicants expect that each Fund will have a tracking error relative to the

performance of its Underlying Index of less than 5 percent.

6.   The Trust will sell and redeem Creation Units of each Fund on any day that the

Fund is open, including as required by section 22(e) of the Act (each such day, a "Business

Day"). Applicants state that Creation Units are expected to consist of between 25,000 and

100,000 Shares and that an initial offering price of a Creation Unit will be a minimum of $1

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[6]   Applicants represent that each Standard Fund will invest at least 80% of its total assets in Component Securities or, as applicable, Depositary Receipts or to-be-announced transactions ("TBA Transactions") representing such Component Securities. Each Long/Short Fund will invest at least 80% of its total assets in the Component Securities (including Depositary Receipts, TBA Transactions and Short Positions) of a Long/Short Index; for purposes of this calculation, cash proceeds received from short sales will not be included in total assets. Each 130/30 Fund will hold at least 80% of its total assets in Component Securities (including Depositary Receipts, TBA Transactions and Short Positions); cash proceeds from sale of Short Positions will be invested in additional long positions of Component Securities of the 130/30 Index.

Each Fund may also invest up to 20% of its total assets (the "Asset Basket") in securities not included in its Underlying Index, Short Positions representative of Component Security Short Positions, and other assets ("Financial Instruments") such as options on securities, indices and futures contracts, equity caps and floors, swap agreements, forward contracts, and money market instruments, which the Adviser and/or Subadviser believes will assist the Fund in tracking the performance of its Underlying Index.

A TBA Transaction is a method of trading mortgage-backed securities. In a TBA transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date.

[7]   A Fund following a representative sampling strategy will select securities having aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings, valuation and yield) and, and liquidity measures similar to those of the Fund's Underlying Index taken in its entirety.

million. All orders to purchase Creation Units must be placed with the Distributor by or through

a party that has entered into an agreement with the Distributor ("Authorized Participant"). The

Distributor will be responsible for transmitting the orders to the relevant Fund. An Authorized

Participant must be either: (a) a broker-dealer or other participant in the continuous net

settlement system of the National Securities Clearing Corporation, a clearing agency registered

with the Commission, or (b) a participant in the Depository Trust Company ("DTC," and such

participant, "DTC Participant"). The Distributor also will be responsible for delivering the

Fund's prospectus to those persons purchasing Creation Units and for maintaining records of

both the order placed with it and the acknowledgements of acceptance furnished by it. In

addition, the Distributor will maintain a record of the instructions given to the Trust to

implement the delivery of Shares.

      7.   Shares of each Fund will be purchased and redeemed in Creation Units and

generally on an in-kind basis. Except where the purchase or redemptions will include cash under

the limited circumstances specified below, purchasers will be required to purchase Creation

Units by making an in-kind deposit of specified instruments ("Deposit Instruments"), and

shareholders redeeming their Shares will receive an in-kind transfer of specified instruments

("Redemption Instruments").[8]   On any given Business Day, the names and quantities of the

instruments that constitute the Deposit Instruments and the names and quantities of the

instruments that constitute the Redemption Instruments will be identical, unless the Fund is

Rebalancing (as defined below). In addition, the Deposit Instruments and Redemption

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[8]   The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act of 1933 ("Securities Act"). In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

Instruments will each correspond *pro rata* to the positions in the Fund's portfolio (including cash positions),[9] except: (a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement; (b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;[10] (c) TBA Transactions, Short Positions and other positions that cannot be transferred in kind;[11] (d) to the extent the Fund determines, on a given Business Day, to use a representative sampling of a Fund's portfolio;[12] or (e) for temporary periods, to effect changes in the Fund's portfolio as a result of the rebalancing of its Underlying Index (any such change, a "Rebalancing").

8.   If there is a difference between the NAV attributable to a Creation Unit and the aggregate market value of the Deposit Instruments or Redemption Instruments exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference ("Balancing Amount").

9.   Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances: (a) to the extent there is a Balancing Amount, as described above; (b) if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions, or all purchases and redemptions on that day will be made entirely in cash; (c) if, upon receiving a purchase or redemption order

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[9]   The portfolio used for this purpose will be the same portfolio used to calculate the Fund's NAV for that Business Day.

[10]   A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[11]   These instruments will be excluded from the Deposit Instruments and Redemption Instruments, and their value will be reflected in the determination of the Balancing Amount (as defined below).

[12]   A Fund may use sampling for this purpose only if the sample: (i) is designed to generate performance that is highly correlated to the performance of the Fund's portfolio; (ii) consists entirely of instruments that are already included in the Fund's portfolio; and (iii) is the same for all Authorized Participants on a given Business Day.

from an Authorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash; (d) if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash *in lieu* of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC or the DTC; or (ii) in the case of Foreign or Global Funds, such instruments are not eligible for trading due to local restrictions, local restrictions on securities transfers or other similar circumstances; or (e) if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash *in lieu* of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Foreign or Global Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.[13]

10.   Each Business Day, before the open of trading on the national securities exchange (as defined in section 2(a)(26) of the Act) ("Exchange") on which its Shares are listed ("Primary Listing Exchange"), each Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Deposit Instruments and the Redemption Instruments, as well as the estimated Balancing Amount (if any) for that day. The Primary Listing Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association the Indicative Intra-Day Value ("IIV") for each Fund, on a per Share basis. The list of Deposit Instruments and Redemption Instruments will

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[13]   A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

apply until a new list is announced on the following Business Day, and there will be no intra-day

changes to the list except to correct errors in the published list. Because the NSCC's system is

not currently capable of processing information with respect to Short Positions and Financial

Instruments, for the Long/Short Funds and 130/30 Funds, before the opening of business on each

Business Day, the Adviser will provide full portfolio holdings disclosure on the Website and

develop an "IIV File" which it will use to disclose the Fund's full portfolio holdings, including

Short Positions and Financial Instruments.[14]

11.   An investor purchasing or redeeming a Creation Unit from a Fund may be

charged a fee ("Transaction Fee") to protect the continuing shareholders from the possible

dilutive transaction expenses associated with the purchase or redemption of Creation Units.[15]

Transaction Fees will be limited to amounts that have been determined by the Fund to be

appropriate and will take into account operational processing costs associated with the recent

Deposit Instruments and Redemption Instruments of the Funds. In all cases, such Transaction

Fees will be limited in accordance with the requirements of the Commission applicable to

management investment companies offering redeemable securities.

12.   Purchasers of Shares in Creation Units may hold such Shares or may sell such

Shares into the secondary market. Shares will be listed and traded at negotiated prices on one or

more Exchanges. It is expected that one or more Exchange member firms will be designated to

act as a specialist or market maker and maintain a market for Shares of a Fund trading on its

Primary Listing Exchange or another Exchange. Price of Shares trading on an Exchange will be

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[14]   The information on the public Website will be the same as that disclosed to Authorized Participants in the IIV File, except that (i) the information provided on the Website will be formatted to be reader-friendly and (ii) the portfolio holdings data on the Website will be calculated and displayed on a per Fund basis, while the information in the IIV File will be calculated and displayed on a per Creation Unit basis.

[15]   Where a Fund permits an in-kind purchaser to substitute cash-in-lieu of depositing one or more of the requisite Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing such securities.

based on a current bid-offer market. The sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.

13.   Applicants expect that purchasers of Creation Units will include institutional investors and arbitrageurs. Exchange specialists and market makers also may purchase or redeem Creation Units in connection with their market making activities. Applicants expect that secondary market purchasers of Shares will include both institutional investors and retail investors.[16] The price at which Shares trade will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Units at NAV, which should help to ensure that Shares will not trade at a material discount or premium in relation to their NAV.

14.   Shares will not be individually redeemable and owners of Shares may acquire those Shares from a Fund or tender such shares for redemption to the Fund, in Creation Units only. To redeem, an investor must accumulate enough Shares to constitute a Creation Unit. Redemption requests must be placed by or through an Authorized Participant.

15.   Neither the Trust nor any Fund will be marketed or otherwise held out as a traditional open-end investment company or "mutual fund". Instead, each Fund will be marketed as an "ETF". All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or individual Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and that the owners of Shares may acquire or tender such Shares for redemption to the Fund in Creation Units only. The same approach will be followed in shareholder reports and investor educational materials issued or circulated in connection with the Shares. The Funds will provide copies of their shareholder reports to DTC Participants for distribution to shareholders.

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[16]   Shares will be registered in book-entry form only. DTC or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC Participants.

Applicants' Legal Analysis:

1.   Applicants request an order under section 6(c) of the Act granting an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act; and under sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1) and (2) of the Act, and under section 12(d)(1)(J) for an exemption from sections 12(d)(1)(A) and (B) of the Act.

2.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provisions of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

Sections 5(a)(1) and 2(a)(32) of the Act

3.   Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other

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than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is

entitled to receive approximately a proportionate share of the issuer's current net assets, or the

cash equivalent. Because Shares will not be individually redeemable, applicants request an order

that would permit the Funds to redeem Shares in Creation Units only. Applicants state that

Creation Units will be redeemable in accordance with the provisions of the Act. Applicants state

that because Creation Units may always be purchased and redeemed at NAV, the secondary

market price of the Shares should not vary materially from their NAV.

Section 22(d) of the Act and Rule 22c-1 under the Act

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a

redeemable security which is currently being offered to the public by or through an underwriter,

except at a current public offering price described in the prospectus. Rule 22c-1 under the Act

generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so

only at a price based on its NAV. Applicants state that secondary market trading in Shares will

take place at negotiated prices, not at a current offering price described in a Fund's prospectus

and not at a price based on NAV. Thus, purchases and sales of Shares in the secondary market

will not comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request

an exemption under section 6(c) from these provisions.

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of the

Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed

method of pricing Shares. Applicants maintain that, while there is little legislative history

regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been

designed to (a) prevent dilution caused by certain riskless-trading schemes by principal

underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers, and (c) ensure an orderly distribution system of shares by eliminating price competition from non-contract dealers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

6.   Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary market trading in Shares would not cause dilution for owners of such Shares because such transactions do not directly involve Trust assets, and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand. Therefore, applicants assert that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Finally, applicants contend that the proposed distribution system will be orderly because competitive forces will ensure that the difference between the market price of Shares and their NAV remains narrow.

Section 22(e) of the Act

7.   Section 22(e) of the Act generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. Applicants state that settlement of redemptions of Creation Units for Foreign Funds and the foreign investments of Global Funds will be contingent not only on the settlement cycle of the U.S. markets but also on the currently practicable delivery cycles in local markets for the underlying foreign investments held by those Funds. Applicants state that local market delivery cycles for transferring Redemption Instruments to investors redeeming Creation Units, together with local market holiday schedules, will under certain circumstances require a delivery process longer than seven

(7) calendar days for the Foreign and Global Funds. Applicants therefore request relief under section 6(c) of the Act from section 22(e) to allow Foreign and Global Funds that deliver Redemption Instruments in-kind to pay redemption proceeds up to a maximum of 14 calendar days after the tender of a Creation Unit for redemption.[17]

8. Applicants believe that section 22(e) was designed to prevent unreasonable, undisclosed and unforeseen delays in the actual payment of redemption proceeds. Applicants state that allowing redemption payments for Creation Units of a Fund to be made within 14 calendar days would not be inconsistent with the spirit and intent of section 22(e). Applicants state that the SAI for each Foreign and Global Fund will disclose those local holidays, if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days, and the maximum number of days, up to 14 calendar days, needed to deliver the proceeds for each affected Foreign or Global Fund. Applicants are seeking relief from section 22(e) only to the extent that those Foreign and Global Funds create and redeem in-kind.

Section 12(d)(1) of the Act

9. Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter, or any other broker or dealer from selling its shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause

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[17]   Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations applicants may have under rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade.

more than 10% of the acquired company's voting stock to be owned by investment companies generally.

10.   Applicants request an exemption to permit management investment companies ("Acquiring Management Companies") and unit investment trusts ("Acquiring Trusts") registered under the Act that are not sponsored or advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser and are not part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as the Funds (collectively, "Acquiring Funds") to acquire shares of a Fund beyond the limits of section 12(d)(1)(A). In addition, applicants seek relief to permit the Funds, the Distributor any Broker to sell Shares to Acquiring Funds in excess of the limits of section 12(d)(1)(B).

11.   Each Acquiring Management Company will be advised by an investment adviser within the meaning of section 2(a)(20)(A) of the Act (the "Acquiring Fund Adviser") and may be sub-advised by one or more investment advisers within the meaning of section 2(a)(20)(B) of the Act (each an "Acquiring Fund Sub-adviser"). Any Acquiring Fund Adviser or Acquiring Fund Sub-adviser will be registered under the Advisers Act. Each Acquiring Trust will be sponsored by a sponsor ("Sponsor").

12.   Applicants submit that the proposed conditions to the requested relief adequately address the concerns underlying the limits in section 12(d)(1)(A) and (B), which include concerns about undue influence by a fund of funds over underlying funds, excessive layering of fees and overly complex fund structures. Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

13.   Applicants believe that neither an Acquiring Fund nor an Acquiring Fund Affiliate would be able to exert undue influence over a Fund.[18] To limit the control that an Acquiring Fund may have over a Fund, applicants propose a condition prohibiting the Acquiring Fund Adviser, Sponsor, any person controlling, controlled by, or under common control with the Acquiring Fund Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Acquiring Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Acquiring Fund Adviser or Sponsor ("Acquiring Fund's Advisory Group") from controlling (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to any Acquiring Fund Sub-adviser, any person controlling, controlled by or under common control with the Acquiring Fund Sub-adviser, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Acquiring Fund Sub-adviser or any person controlling, controlled by or under common control with the Acquiring Fund Sub-adviser ("Sub-Adviser Group").

14.   Applicants propose other conditions to limit the potential for undue influence over the Funds, including that no Acquiring Fund or Acquiring Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a

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[18]   An "Acquiring Fund Affiliate" is any Acquiring Fund Adviser, Acquiring Fund Sub-adviser(s), Sponsor, promoter or principal underwriter of an Acquiring Fund, and any person controlling, controlled by or under common control with any of these entities. A "Fund Affiliate" is an investment adviser, promoter, or principal underwriter of a Fund or any person controlling, controlled by or under common control with any of these entities.

security in an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). [19]

15.   Applicants do not believe that the proposed arrangement will involve excessive layering of fees. The board of directors or trustees of any Acquiring Management Company, including a majority of the directors or trustees who are not interested directors or trustees within the meaning of section 2(a)(19) of the Act ("disinterested directors or trustees"), will find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Acquiring Management Company may invest. In addition, under condition 9, an Acquiring Fund Adviser, or an Acquiring Trust's trustee ("Trustee") or Sponsor, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-1 under the Act) received by the Acquiring Fund Adviser, Trustee or Sponsor or an affiliated person of the Acquiring Fund Adviser, Trustee or Sponsor, in connection with the investment by the Acquiring Fund in the Fund. Applicants also state that any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.[20]

16.   Applicants submit that the proposed arrangement will not create an overly complex fund structure. Applicants note that no Fund may acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in

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[19]   An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Sub-adviser, employee, or Sponsor of the Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Sub-adviser, employee or Sponsor is an affiliated person (except any person whose relationship to the Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate).

[20]   All references to NASD Conduct Rule 2830 include any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority.

section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. To ensure that an Acquiring Fund understands and will comply with the terms and conditions of the requested order, the Acquiring Funds must enter into an agreement with the respective Funds ("Participation Agreement") requiring the Acquiring Fund to adhere to the terms and conditions of the requested order. The Participation Agreement also will include an acknowledgement from the Acquiring Fund that it may rely on the order only to invest in the Funds and not in any other investment company.

17. Applicants also note that a Fund may choose to reject a direct purchase of Shares in Creation Units by an Acquiring Fund. A Fund would also retain its right to reject any initial investment by an Acquiring Fund in excess of the limits in Section 12(d)(l)(A) of the Act by declining to execute a Participation Agreement with an Acquiring Fund.

Section 17 of the Act

18. Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such a person ("second-tier affiliate"), from selling any security to or acquiring any security from the company. Section 2(a)(3) of the Act defines "affiliated person" to include (a) any person directly or indirectly owning, controlling, or holding with power to vote 5% or more of the outstanding voting securities of the other person, (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with the power to vote by the other person, and (c) any person directly or indirectly controlling, controlled by, or under common control with, the other person. Section 2(a)(9) of the Act defines "control" as the power to exercise a controlling influence over the management or policies of a Company and provides that a control relationship will be presumed

where one person owns more than 25% of another person's voting securities. The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser (an "Affiliated Fund").

19. Applicants request an exemption under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and 17(a)(2) of the Act in order to permit certain affiliated persons to make in-kind purchases and redemptions with a Fund when they are affiliated persons or second-tier affiliates of the Funds solely by virtue of one or more of the following: (a) holding 5% or more, or more than 25%, of the Shares of one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds.

20. Applicants contend that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Deposit Instruments, Redemptions Instruments, and the Balancing Amount (except for any permitted cash determined in accordance with section II.B.1.a. of the application) will be the same regardless of the identity of the purchaser or redeemer. The procedures for both in-kind purchases and in-kind redemptions of Creation Units will be the same for all purchases and redemptions. Deposit Instruments and Redemption Instruments for each Fund will be valued in the same manner as the Portfolio Investments currently held by such Fund and in the same manner for all purchasers and redeemers. Applicants also believe that in-kind purchases and redemptions will not result in self-dealing or overreaching of the Fund.

21.   Applicants seek an exemption from Section 17(a) pursuant to Section 17(b) and

Section 6(c) of the Act to permit a Fund, to the extent that the Fund is an affiliated person or

second-tier affiliate (as defined in Section 2(a)(3)(B) of the Act) of an Acquiring Fund, to sell its

Shares to and redeem its Shares from an Acquiring Fund, and to engage in any accompanying in-

kind transactions.[21] Applicants state that the terms of the transactions are fair and reasonable and

do not involve overreaching. Further, absent the unusual circumstances discussed in section II.B

of the application, the Deposit Instruments and Redemption Instruments available for a Fund will

be the same for all purchasers and redeemers, respectively, and will correspond pro rata to the

Fund's Portfolio Investments. Applicants note that any consideration paid for the purchase or

redemption of Shares directly from a Fund will be based on the NAV of the Shares.[22] Applicants

believe that any proposed transactions directly between the Funds and Acquiring Funds will be

consistent with the policies and procedures of each Fund involved as set forth in its registration

statements. The Participation Agreement will require any Acquiring Fund that purchases

Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund

by an Acquiring Fund will be accomplished in compliance with the investment restrictions of the

Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring

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[21]   To the extent that purchases of Shares of a Fund occur in the secondary market and not through principal transactions directly between an Acquiring Fund and a Fund, relief from section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Acquiring Fund and redemptions of those Shares. The requested relief is also intended to cover the in-kind transactions that would accompany such sales and redemptions.

Applicants are not seeking relief from section 17(a) for, and the requested relief would not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person of an Acquiring Fund because the Adviser (or any entity controlling, controlled by or under common control with the Adviser) provides investment advisory services to that Acquiring Fund.

[22]   Applicants acknowledge that receipt of compensation by (a) an affiliated person of an Acquiring Fund, or an affiliated person of such person, for the purchase by the Acquiring Fund of Shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Acquiring Fund may be prohibited by section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgment.

Fund's registration statement. Applicants also state that the proposed transactions are consistent with the general purposes of the Act and appropriate in the public interest.

Applicants' Conditions

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

ETF Relief

1.   As long as a Fund operates in reliance on the requested order, its Shares will be listed on an Exchange.

2.   Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Unit or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

3.   The website maintained for the Funds, which will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or the midpoint of the bid/ask spread at the time of the calculation of such NAV ("Bid/Ask Price"), and a calculation of the premium or discount of the market closing price or the Bid/Ask Price against such NAV.

4.   The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange-traded funds.

Section 12(d)(1) Relief

Applicants agree that any order granting the requested 12(d)(1) relief will be subject to the following conditions:

5.   The members of an Acquiring Funds' Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The members of the Sub-adviser Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, an Acquiring Funds' Advisory Group or the Sub-adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund Shares. This condition does not apply to the Sub-adviser Group with respect to a Fund for which the Acquiring Fund Sub-adviser or a person controlling, controlled by, or under common control with the Acquiring Fund Sub-adviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

6.   No Acquiring Fund or Acquiring Funds Affiliate will cause any existing or potential investment by the Acquiring Fund in a Fund to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Funds Affiliate and the Fund or a Fund Affiliate.

7.   The board of directors or trustees of an Acquiring Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to ensure that the Acquiring Fund Adviser and any Acquiring Fund Sub-adviser are conducting the investment program of the Acquiring Management Company without taking into

account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

8.   Once an investment by an Acquiring Fund in the Shares of a Fund exceeds the limit in section 12(d)(1)(A)(i) of the Act, the board of trustees of the Trust ("Board"), including a majority of the disinterested Board members, will determine that any consideration paid by the Fund to the Acquiring Fund or an Acquiring Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (b) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

9.   An Acquiring Fund Adviser, or a Trustee or Sponsor of an Acquiring Trust, as applicable, will waive fees otherwise payable to it by the Acquiring Management Company or Acquiring Trust in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-1 under the Act) received from a Fund by the Acquiring Fund Adviser, Trustee or Sponsor, or an affiliated person of the Acquiring Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund Adviser, Trustee, or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Acquiring Fund in the Fund. Any Acquiring Fund Sub-adviser will waive fees otherwise payable to the Acquiring Fund Sub-adviser, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from a Fund by the

Acquiring Fund Sub-adviser, or an affiliated person of the Acquiring Fund Sub-adviser, other than any advisory fees paid to the Acquiring Fund Sub-adviser or its affiliated person by the Fund, in connection with any investment by the Acquiring Management Company in the Fund made at the direction of the Acquiring Fund Sub-adviser. In the event that the Acquiring Fund Sub-adviser waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

10.   No Acquiring Fund or Acquiring Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause the Fund to purchase a security in any Affiliated Underwriting.

11.   The Board, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by a Fund in an Affiliated Underwriting, once an investment by the Acquiring Fund in the Shares of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in the Fund. The Board will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Fund; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review,

including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

12.   Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the Board's determinations were made.

13.   Before investing in a Fund in excess of the limits in section 12(d)(1)(A), each Acquiring Fund and the Fund will execute a Participation Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers, or their Trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Fund in excess of the limit in section 12(d)(1)(A)(i), an Acquiring Fund will notify the Fund of the investment. At such time, the Acquiring Fund will also transmit to the Fund a list of the names of each Acquiring Fund Affiliate and Underwriting Affiliate. The Acquiring Fund will notify the Fund of any changes to the list of names as soon as reasonably practicable after a change occurs. The Fund and the Acquiring Fund will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

14.   Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Acquiring Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Acquiring Management Company.

15.   Any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

16.   No Fund will acquire securities of an investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary